Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:

We consent to incorporation by reference in the registration statement No. 333-108557-01 on Form S-3 of Duke Realty Limited Partnership of our report dated January 28, 2004, except as to note 15, which is as of November 12, 2004, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule III.

KPMG LLP
Indianapolis, Indiana
November 12, 2004